Filed by Hologic, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation
Commission File No.: 000-27558

FOR IMMEDIATE RELEASE

HOLOGIC SETS SPECIAL MEETING OF STOCKHOLDERS TO

VOTE ON PROPOSED MERGER WITH CYTYC CORPORATION

Company to Mail Definitive Proxy Materials

BEDFORD, Mass., September 12, 2007 — Hologic, Inc. (Nasdaq: HOLX), a leading provider of state-of-the-art diagnostic and digital imaging systems directed towards women’s health, today announced that its registration statement, including a joint proxy statement/prospectus, for a business combination with Cytyc Corporation (Nasdaq: CYTC), has become effective. The Company will commence mailing definitive proxy materials in connection with the Company’s merger agreement with Cytyc to stockholders early next week.

A special meeting of the stockholders of Hologic, to consider and vote upon the transactions contemplated by the proposed merger with Cytyc, has been scheduled for October 18, 2007 at 9:00 a.m., local time, at Hologic’s headquarters at 35 Crosby Drive, Bedford, Massachusetts. Hologic stockholders of record as of the close of business on August 22, 2007 will be entitled to vote at the special meeting.

As previously announced on May 20, 2007, Hologic and Cytyc entered into a definitive agreement to combine the two companies in a cash and stock transaction, under which Cytyc stockholders would receive 0.52 of a share of Hologic common stock and $16.50 in cash for each share of Cytyc common stock they own for a total consideration of approximately $6.2 billion.

Stockholders are encouraged to read the Company’s definitive proxy materials in their entirety as they provide, among other things, a detailed discussion of the process that led to the proposed merger and the reasons behind the Board of Directors’ unanimous recommendation that stockholders vote FOR the approval of the transactions contemplated by the proposed merger with Cytyc.

Stockholders who have questions about the merger or need assistance in submitting their proxy or voting their shares should contact the Company’s proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or collect at (212) 929-5500 or at proxy@mackenziepartners.com.

About Hologic, Inc.

Hologic, Inc. is a leading developer, manufacturer and supplier of premium diagnostic and medical imaging systems dedicated to serving the healthcare needs of women, and a leading developer of innovative imaging technology for digital radiography and breast imaging. Hologic’s core business units are focused on mammography and breast biopsy, osteoporosis assessment, and mini C-arm and extremity MRI imaging for orthopedic applications.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Hologic cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Without limiting the foregoing, Hologic cannot guarantee that the transaction will be completed on a timely basis if at all. Among other things, the transaction is subject to approval of both companies’ stockholders as well as other customary closing conditions. In addition, each party has termination rights in certain limited circumstances.

The risks and uncertainties included above are not exhaustive. The Registration Statement on Form S-4 (File No. 333-144238), the annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the timing or completion of the transaction. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc filed an amended joint proxy statement/prospectus with the SEC in connection with the proposed merger on September 7, 2007. Hologic urges investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s directors and executive officers in the merger by reading the definitive joint proxy statement.

Hologic Contacts:

Glenn Muir, Executive Vice President and Chief Financial Officer

781-999-7300

Frances Crecco, Investor Relations

781-999-7377

Additional Contacts:

Joele Frank, Andrea Priest

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449